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08026406

SEC[illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIRCADIAN PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 OAK DRIVE
(No. and Street)

GREENWICH CT 06878
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSMAN & BLOCH LLP
(Name – *if individual, state last, first, middle name*)

45 KNOLLWOOD RD ELMSFORD NY 10523
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 1 2 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 27 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID GESKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIRCADIAN PARTNERS LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Connecticut
County of Fairfield

[Signature] 2/26/08
Signature

Managing Partner
Title

[Signature]
Notary Public 2/26/2008

RAJAT GUPTA
Notary Public
My Commission Expires 12/31/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIRCADIAN PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

CIRCADIAN PARTNERS LLC

INDEX TO THE FINANCIAL STATEMENTS

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

Circadian Partners LLC
22 Oak Drive
Riverside, CT 06878

Independent Auditors' Report

We have audited the accompanying balance sheet of Circadian Partners LLC, at December 31, 2007 and the related statements of operations, member's equity and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Circadian Partners LLC as of December 31, 2007 and the results of its operations, member's equity and cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman & Bloch LLP

New York, New York
February 15, 2008

CIRCADIAN PARTNERS LLC
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS		
Cash	$	24,158
Accounts receivable		17,051
Total Current Assets		41,209
FIXED ASSETS - Net of accumulated depreciation of $10,347 (Note 1)		7,208
TOTAL ASSETS	$	48,417

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	2,433
COMMITMENTS AND CONTINGENCIES (NOTE 1)		
MEMBER'S EQUITY		45,984
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	48,417

The accompanying notes are an integral part of these financial statements.

CIRCADIAN PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

FEE INCOME	$ 246,079
OPERATING EXPENSES	
Dues and subscriptions	575
Travel & entertainment	7,245
Telephone	116
Insurance	514
Professional fees	3,738
Office supplies	2,133
Automobile expenses	8,441
Sundry and bank charges	581
Depreciation and amortization	1,161
Total Operating Expenses	24,504
Income from Operations	221,575
Other Income	35,000
Net Income	$ 256,575

The accompanying notes are an integral part of these financial statements.

CIRCADIAN PARTNERS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

MEMBER'S EQUITY

Member's equity - January 1, 2007	$ 34,188
Net Income for the year ended December 31, 2007	256,575
Member's distributions	(244,779)
MEMBER'S EQUITY - DECEMBER 31, 2007	$ 45,984

CIRCADIAN PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 256,575
Adjustments: Depreciation	1,161
Accounts receivable	2,013
Accounts payable	2,013
Total Cash Flows From Operating Activities	261,762
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's distributions	(244,779)
Total Cash Flows from Financing Activities	(244,779)
INCREASE IN CASH FLOWS	16,983
CASH AT JANUARY 1, 2007	7,175
CASH AT DECEMBER 31, 2007	$ 24,158

The accompanying notes are an integral part of these financial statements.

CIRCADIAN PARTNERS LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Business Activity: Circadian Partners LLC ("the Company") was formed on April 4, 2003 as a limited liability company under the laws of the State of Connecticut. The company provides consulting, advisory and private placement services to alternative asset investment managers.

The company filed an application for registration as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was November 18, 2003.

B) Fixed Assets: The company records fixed assets at cost. Depreciation is recorded using various methods over the estimated useful life of the asset. Leasehold improvements, if any, are amortized on a straight line basis over the shorter of the estimated useful life of the asset or the term of the lease. Disposition of fixed assets are reported in the year of sale along with any corresponding gain or (loss) on disposition. Expenditures for repairs and maintenance are expensed as incurred.

As of December 31, 2007 fixed assets comprised the following:

Office equipment	$ 17,555
Less: Accumulated Depreciation	(10,347)
Net Fixed Assets	$ 7,208

C) Income Taxes: The company was formed as a limited liability company. Company income is taxed directly to the members' Accordingly, a provision for taxes has not been made.

D) Cash and cash Equivalents: The company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2007 the company did not maintain any cash accounts that were not covered by insurance.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

E) Contingencies: Contingencies include the usual obligations of a broker dealer. At December 31, 2007 there were no unusual contingencies.

F) Concentration of Risk: Substantially all of the company's business activity is located within the tri-state metropolitan area.

G) Customer Accounts: The company did not maintain any customer accounts in 2007.

H) Rule 15c-3 Exemption:
The company claims exemption from the requirements of Rule 15c-3 under Section K2(i) of the rule.

NOTE 2 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1)

At December 31, 2007 the company maintained net capital of $21,725 which was $16,725 in excess of its required net capital requirement of $5,000.

At December 31, 2007 the company's aggregated indebtedness to net capital ratio was .11 to 1.

Supplementary Financial Information

CIRCADIAN PARTNERS LLC
SUPPLEMENTARY FINANCIAL INFORMATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Member's equity	$ 45,984
Less: Non-allowable Assets:	
Accounts receivable	17,051
Fixed assets	7,208
NET CAPITAL	$ 21,725

AGGREGATED INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Aggregated indebtedness	
Accounts payable	$ 2,433
Total Aggregated Indebtedness	2,433
Net Capital	$ 21,725
RATIO: AGGREGATED INDEBTEDNESS TO NET CAPITAL	.11 to 1

The are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2007.

END